Exhibit 13.3

The following is MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF THE OPERATING RESULTS AND THE FINANCIAL POSITION OF CASCADES INC. (“CASCADES” OR “THE COMPANY”), WHICH SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005. FOR ADDITIONAL INFORMATION, READERS ARE REFERRED TO THE COMPANY’S ANNUAL INFORMATION FORM (“AIF”), WHICH IS PUBLISHED SEPARATELY. INFORMATION CONTAINED HEREIN INCLUDES ANY SIGNIFICANT DEVELOPMENTS AS AT MARCH 2, 2007, THE DATE OF APPROVAL OF THE MD&A BY THE COMPANY’S BOARD OF DIRECTORS.

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. MD&A also includes price indexes as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the “Supplemental Information on non-GAAP measures” section.

The company

Established in 1964, CASCADES IS THE PARENT COMPANY OF A NORTH AMERICAN AND EUROPEAN GROUP OF COMPANIES THAT ARE MAINLY INVOLVED IN THE PRODUCTION AND CONVERSION OF PACKAGING PRODUCTS AND TISSUE PAPERS MOSTLY MANUFACTURED FROM RECYCLED FIBERS. THE PACKAGING SEGMENT INCLUDES THREE GROUPS: THE BOXBOARD GROUP, NORAMPAC (CONTAINERBOARD) AND THE SPECIALTY PRODUCTS GROUP.

IN 2006, THE FINE PAPERS GROUP AND OUR INTEREST IN METRO WASTE PAPER RECOVERY INC. WERE RECLASSIFIED WITHIN THE SPECIALTY PRODUCTS GROUP. FOR ADDITIONAL INFORMATION, PLEASE REFER TO THE 2006 FINANCIAL OVERVIEW ON PAGE 15.

SALES per segment (%)	ASSETS per segment (%)
(before inter-segment eliminations)	(year-end assets, excluding corporate activities)

OIBD(1) per segment (%)	Manufacturing capacity per segment (%)
(excluding specific items, and corporate activities)	(year-end capacity)

(1)   Please refer to Additional Disclosure – Supplemental Information on non-GAAP measures.

Business model: The closed loop system

Cascades’ business model has significantly evolved in recent years. From a pure paper and board manufacturer, Cascades has emerged as the largest collector and processor of recycled papers in Canada as well as a major converter of corrugated packaging containers, folding cartons, tissue and several specialized products. In fact, Cascades is now integrated, both upstream and downstream. It can therefore offer a full range of converted and printed products as well as on-site collection to its clients. This is what we call the “Closed loop system”.

(1)   Including the 6 manufacturing & converting tissue papers mills, excluding our European sheeting carton plant.

Geographical breakdown of operations (%)

Overview of our markets

Segments	Region	Main Manufacturing Markets / Products	Capacity(1)	Main Converted Markets /Products	Key Market Characteristics
PACKAGING
Boxboard	North America

Virgin boxboard

• Solid bleached sulphate board (SBS)

• Solid unbleached sulphate board (SUS)

• Coated natural kraft (CNK)

Recycled boxboard

• Coated recycled boxboard (CRB)

• Uncoated recycled boxboard (URB)

Virgin SBS 5.9 SUS & CNK 2.5 Recycled CRB: 2.5 URB: 5.0

Virgin boxboard grades and CRB

• General folding cartons

• Food and beverage packaging

• Cosmetics and pharmaceuticals packaging

• Cigarette packaging

• Quick-service restaurant packaging

• Food and beverage packaging

• Cup stocks

Uncoated recycled boxboard

• Industrial packaging

• Tubes, cores, cans and drums

• Relatively balanced supply & demand following major manufacturing capacity closures in SBS and CRB markets in 2005-2006

• Strong industry leaders in each manufacturing sub-category (products)

• Folding cartons gaining market share over plastic packaging

Europe

Virgin boxboard

• Coated duplex (GC)

• Liquid packaging board (LPB)

• Solid unbleached sulphate board (SUS)

• Solid bleached sulphate board (SBS)

Recycled boxboard

• White-lined chipboard duplex (GD)

• White-lined chipboard triplex (GT)

• Grayboard (GK)

Virgin 2.8 Recycled 4.6 (excluding Grayboard)

Virgin boxboard grades and White-lined chipboard

• Folding carton

• Food and liquid packaging

• Cup, plate, dish and tray stocks

• Cosmetics and pharmaceuticals packaging

• Cigarette packaging

Grayboard

• Industrial packaging

• Tubes, cores, cans and drums

• Oversupply in recycled boxboard due to diminishing overseas exports • Growing consumption in Eastern countries
Containerboard (Norampac)	North America	Virgin board • Unbleached kraft linerboard • Semichemical medium • White-top linerboard Recycled board • Recycled linerboard • Recycled medium	Linerboard (virgin & recycled) 25.2 Medium (virgin & recycled) 10.9	Corrugated boxes • Food packaging, beverage and agricultural products packaging • Paper products packaging • Petroleum and derivative products packaging

• Relatively balanced supply & demand following major manufacturing capacity closures in 2005-2006

• Manufacturing exports of virgin grades

• Packaging of non-durable goods represents around 80% of final demand

	Europe	Virgin board • Bleached and Unbleached kraftliner • Semichemical (SC) fluting • White-top liner Recycled board • Testliner (1-4) • Recycled fluting	Containerboard 26.6	Corrugated boxes • Food packaging, beverage and agricultural products packaging • Paper products packaging • Petroleum and derivative products packaging	• Relatively balanced supply & demand following major manufacturing capacity closures in 2006 • More independent producers than in North America
Specialty products	North America

Specialty paper and board

• Uncoated board for industrial and papermill packaging

• Specialized kraft paper

• Backing for vinyl flooring

Specialty and recycled fine papers

Moulded pulp

De-inked pulp

Plastic products

• Packaging for food industry

• Outdoor furnitures

N/A

Specialty paper and board

• Uncoated board for industrial and papermill packaging

• Roll headers and wrappers

• Honeycomb packaging products

• Laminated boards

• Specialized kraft paper

• Butcher paper and envelopes

• Grease resistant paper

Specialty and recycled fine papers

• Copy paper

• Envelopes and security paper

Moulded pulp products

• Cup trays

• Filler flats

Plastic products

• Packaging for food industry

• Meat trays

• Translucent containers

• Foam plates and bowls

• Outdoor furnitures

• Deck board

• Benches and tables

De-inked pulp

• Growing demand and consolidated market

Specialty paper and board

• Uncoated board for industrial and papermill packaging

• Consolidating mature market

• Growing demand for honeycomb products

• Specialized kraft paper

• Stable market

Specialty and recycled fine papers

• Growing demand for recycled and niche products

Moulded pulp products

• Overcapacity but growing demand

Plastic products

• Packaging for food industry

• Overcapacity but growing demand for bio-compostable products

TISSUE PAPERS
	North America	Retail market Away-from-home market (AfH) Parent Rolls	Tissue papers 9.0	• Bath tissue • Paper towels • Paper hand towels • Facial tissue • Napkins	• Balanced supply & demand • Growing demand with population growth • Strong industry leaders • Regional markets (limited global trading)

(1)   2006 Manufacturing capacity in millions short tons. Source: RISI (Paper Packaging Monitor, European Paper Packaging Monitor, World Tissue Capacity Report 2006 ) and Société Générale.

Cascades in brief (1)

Segments	Region	Type of operations	Main Markets /Products	Number of Units (2)	Capacity (3)	Position of Cascades in its Markets (4)
PACKAGING
Boxboard	North America	Manufacturing	• Coated recycled boxboard (CRB)	4	590	2nd largest producer of (CRB) in North America
		Converting	• General folding cartons • Quick-service restaurant packaging (Dopaco)	12 (5)	413	No. 1 in Quick Service Restaurant (QSR) in North America
		Others	• Sawmill operations and pulpmill	3 (6)	90 (pulpmill only)	N/A
	Europe	Manufacturing	•Coated virgin boxboard (GC) • Coated recycled boxboard (GD) • Recycled liner	4	573	6th overall (3rd in coated recycled boxboard, 5 th in virgin boxboard)
Containerboard (Norampac)	North America	Manufacturing	• Virgin and recycled linerboard and corrugating medium • White-top linerboard • Gypsum paper	7 (7)	1,361	One of two leading producers in Canada 7th largest containerboard producer in North America
		Converting	• Variety of corrugated packaging containers • Corrugated sheets • Specialized packaging	26	Shipments (2006) 13.598 bsf	7th largest corrugated box producer in North America
	Europe	Manufacturing	• Virgin and recycled linerboard and corrugating medium • White-top linerboard	1	140	N/A
Specialty products	North America	Manufacturing	• Specialty and recycled fine papers • Specialty paper and board • Uncoated board for industrial packaging • Specialized kraft paper •Backing for vinyl flooring	4	417	One of the leading producers of recycled fine papers in North America
		Converting	• Moulded pulp products • Plastic products • Papermill packaging • Roll headers and wrappers • Honeycomb products • Converting of fine papers	15	Moulded pulp 460 M units Plastic 25.4 M kg Papermill packaging 208 Honeycomb 25 Fine papers 110

Major producer of egg trays and four-cup carriers

Largest meat processing packaging producer in Canada

Largest producer of papermill packaging in North America

Largest producer of honeycomb products in Canada

		Recovery	• Recovery activities (thru Cascades Recovery and Metro Waste)	21	1,455 (brokered and processed in 2006)	Largest recycled paper collector in Canada 9 th largest recycled paper collector in the world
		Others	• De-inked pulp	2	136	N/A
	Europe	Converting	• Papermill packaging • Roll headers and wrappers	2	22	N/A
		Others	• De-inked pulp	1	143	Only dry de-inked pulp producer in Western Europe
TISSUE PAPERS
	North America	Manufacturing	• Parent rolls	3	136(8)	Important North American parent rolls manufacturer
		Manufacturing and converting	• Retail market and Away-from-home market • Paper towels, paper hand towels, bathroom tissue, facial tissue, paper napkins • Parent rolls	6	453(8)	4th largest North American tissue papers producer
		Converting	• Retail market and Away-from-home market • Paper towels, paper hand towels, bathroom tissue, facial tissue, paper napkins • Industrial wipes	6	N/A	Strong expertise in the private label segment of the retail market
TOTAL				117	3,670 (manufacturing only)

(1)	As at December 31, 2006. See the Annual Information Form for additionnal information.
(2)	Production and paper recovery units only; excluding sale offices, distribution and transportation hubs, our European sheeting carton plant and corporate offices.
(3)	Thousand short tons unless otherwise noted.
(4)	Based on manufacturing capacity. Sources: RISI, World Tissue Capacity Report 2006, Moore and Associates.
(5)	Excluding the Montréal carton plant which will be shut in 2007.
(6)	Both the pulpmill and the sawmill operations are indefinitely shut.
(7)	Including the Red Rock mill which is indefinitely shut (capacity: 300,000 short tons).
(8)	Theoretical capacity.

Key financial drivers

As a Packaging and Tissue company, our financial results are mainly driven by the following factors:

SALES

•      Selling prices

•      Demand for packaging and tissue, mainly environmentally friendly and recycled products

•      Foreign exchange rates (mainly CAN$/US$)

•      Population growth

•      Industrial production

•      Demand for durable and non-durable goods

•      Product mix, substitution and innovation

COSTS

•      Fiber (recycled, virgin and woodchips) prices, availability and production recipes

•      Foreign exchange rates (mainly CAN$/US$)

•      Energy prices, mainly electricity and natural gas

•      Labour

•      Freight

•      Chemical product prices

•      Capacity utilization rates and production downtime

Sensitivity analysis

The following table provides a quantitative estimate of the impact on Cascades’ annual operating income before depreciation and amortization (OIBD) from possible changes in the price of our main products, the cost of certain raw materials and energy, as well as the CAN$/US$ exchange rate. This is based on Cascades’ 2006 capacity and consumption numbers, adjusted for recent acquisitions (boxboard mill in Versailles) and operations that have been shutdown (Thunder Bay fine papers mill, Red Rock containerboard mill), assuming for each price change that all other variables remain constant.

However, Cascades’ hedging policies and portfolios (see Risk management, p.32). should also be considered in order to fully analyze Cascades’ sensitivity to the highlighted factors. Moreover, Cascades’ US dollar denominated long-term debt acts as a natural hedge against the CAN$/US$ exchange rate fluctuations.

	Sensitivity table (1)
	Capacity/Consumption (‘000, except for natural gas)		Change	OIBD Impact (In millions of CAN$)
Selling prices (manufacturing)(2)
Boxboard	1,163		25 US$/s.t.	34
Containerboard	1,201	(2)	25 US$/s.t.	35
Specialty Products (paper only)	417		25 US$/s.t.	12
Tissue	470	(3)	25 US$/s.t.	14
Input costs
Recycled papers
Brown grades (OCC & others)	1,250		15 US$/s.t.	22
Groundwood grades (ONP & others)	545		15 US$/s.t.	9
White grades (SOP & others)	963		15 US$/s.t.	17
Commercial pulp	50		30 US$/s.t.	2
Natural gas	11,020,000		0.10 US$/MMBtu	1
Foreign exchange(4)
Change of US$0.01 vs CAN$
Net sales in US$ from Canadian operations				(4)
Net sales in Canada impacted by US$ effect				(3)
U.S. subsidiaries translation				(1)
TOTAL foreign exchange				(8)

(1)

Sensitivity calculated according to 2006 volumes or capacity (including 100% of Norampac) and with an exchange rate of 1.16 CAN$/US$, excluding hedging programs and excluding the impact of related expenses such as discounts, commissions on sales and profit sharing.

(2)

Based on 2006 capacity as per the Annual Information Form and including the impact of all new acquisitons (boxboard mill in Versailles) and operations that have been shutdown (Thunder Bay fine papers mill, Red Rock containerboard mill).

(3)	Practical capacity, 80% of theoretical capacity.
(4)	As an example, from 1.17 CAN$/US$to 1.16 CAN$/US$.

Relevant economic data

As highlighted in the previous table, Cascades’ results are impacted by the fluctuations of the Canadian dollar and the Euro against the U.S. dollar and by energy prices. In 2006, the Canadian dollar increased 7% against the U.S. dollar. Crude oil prices also increased (+20%) while natural gas prices decreased by approximately 16%.

The following graphs and table show the historical movement of the Canadian dollar against the U.S. dollar, the U.S. dollar against the Euro, as well as the spot prices of natural gas (US$/mmBtu) and crude oil (US$/barrel).

	2004	2005					2006
	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Foreign exchange rates-average
CAN$/US$	1.301	1.227	1.244	1.201	1.173	1.211	1.155	1.122	1.121	1.139	1.134
US$/CAN$	0.769	0.815	0.804	0.832	0.852	0.826	0.866	0.891	0.892	0.878	0.882
US$/EURO	1.249	1.308	1.243	1.217	1.188	1.239	1.207	1.274	1.275	1.290	1.262
Energy prices-average
Natural gas Henry Hub (US$/mmBtu)	6.11	6.27	6.73	8.49	12.97	8.62	8.98	6.79	6.58	6.56	7.23
Crude oil WTI (US$/barrel)	40.69	47.80	52.36	62.00	61.11	55.82	63.46	69.93	72.86	61.59	66.96

Source: Bloomberg.

Pricing – Main products and raw materials

The following graphs and table show the historical movement of average benchmark list prices for some of our key products as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Recycled papers, virgin pulp and woodchips are the primary raw materials used in the manufacture of our products and represent the highest production cost. Selling and raw materials list prices fluctuate considerably and are heavily influenced by economic conditions and foreign demand. These list prices could be different from the Company’s cost of purchase and actual selling prices.

(1)

The Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only nonmanufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(2)

The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as an a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(3)	The Cascades North American boxboard prices index is based on the list price of Recycled boxboard – 20 pt. Clay coated news, published in Pulp&Paper Week.
(4)

The Cascades North American containerboard prices index is based on the list prices of the Linerboard 42-lb. Unbleached kraft, East US and the Corrugating medium 26-lb. Semichemical, East US, both published in Pulp&Paper Week.

(5)

The Cascades North American specialty products prices index is based on the prices of the Recycled boxboard – 20 pt. Bending chip (list), the Unbleached kraft paper, Grocery bag 30-lb., and the uncoated white 50lb. Offset rolls, all published in Pulp&Paper Week.

(6)	The Cascades North American tissue papers price index is based on the Cascades Tissue papers selling price index (see following table). The only difference is the reference date.
(7)	The Cascades North American virgin pulp prices index represents the average weighted cost paid for virgin pulp in North America.
(8)	The Cascades North American woodchips index represents the average weighted cost paid for woodchips in North America.
(9)	The Cascades North American recycled fiber index represents the average weighted cost paid for recycled papers in North America.

These indexes should only be used as indicator	2004	2005					2006					Change
of trends and they be different than our actual selling prices or purchasing costs.	Average	Average Q1	Average Q2	Average Q3	Average Q4	Average	Average Q1	Average Q2	Average Q3	Average Q4	Average	2005- 2006 (%)
Selling prices
Cascades North American US$ index (index 2002 = 1,000)(1)	1,072	1,151	1,150	1,118	1,147	1,141	1,201	1,264	1,287	1,298	1,263	11%
Packaging
Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. Clay coated news (list)	686	715	715	715	735	720	745	752	783	800	770	7%
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index(2)	679	660	655	646	639	650	659	667	687	690	676	4%
Virgin coated duplex boxboard (GC2) index(3)	1,003	1,013	1,015	1,014	1,015	1,014	1,012	1,012	1,015	1,018	1,014	0%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (list)	468	500	490	448	475	478	515	565	565	565	553	16%
Corrugating medium 26-lb. Semichemical, East U.S. (list)	432	470	453	418	445	447	485	538	545	545	528	18%
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. Bending chip (list)	557	590	590	605	617	600	625	625	655	655	640	7%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	520	568	587	583	584	580	585	592	610	620	602	4%
Unbleached kraft paper, Grocery bag 30-lb.	699	760	760	760	780	765	803	838	855	855	838	10%
Uncoated white 50-lb. offset, rolls	676	733	753	713	703	726	765	840	848	838	823	13%
Tissue papers
Cascades Tissue papers (index 1999 = 1,000)(4)	1,189	1,287	1,339	1,362	1,346	1,335	1,377	1,389	1,422	1,455	1,411	6%
Raw materials
Cascades North American US$ index (index 2002 = 300)(5)	375	387	378	368	349	371	326	348	385	369	357	-4%
Recycled paper (US$/short ton)
North America (US$/ton)
Corrugated containers, no. 11 (OCC - Chicago & NY average)	83	88	87	75	61	78	55	70	83	67	69	-12%
Special news, de-inked quality, no. 6 (ONP - NY)	57	60	63	53	51	57	43	45	53	48	47	-18%
Sorted office papers, no. 37 (SOP - NY)	122	116	93	89	89	97	93	99	117	121	108	12%
Europe (Euro/tonne)
Recovered mixed paper & board sorted index(6)	46	42	46	41	42	43	40	51	51	52	48	12%
Virgin Pulp (US$/tonne)
Bleached softwood kraft Northern, East U.S.	640	670	653	625	638	647	653	707	757	770	722	12%
Bleached hardwood kraft Northern mixed, East U.S.	545	588	623	610	617	610	618	649	675	685	657	8%
Woodchips – Conifer eastern Canada (US$/odmt)	121	131	135	139	142	136	137	140	127	125	132	-3%

Source: Pulp&Paper Week, PPI, CIBC World Markets and Cascades.

(1)

The Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(2)

The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for white-lined chipboard.

(3)

The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the coated duplex boxboard.

(4)	The Cascades Tissue paper selling prices index represents a mix of primary and converted products.
(5)

The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as an a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(6)

The Cascades recovered mixed paper & board sorted prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the recovered mixed paper & board. This index should only be used as a trend indicator and it may differ from our actual purchasing costs and our purchase mix.

2006 Industry review

Overall in 2006, the North American and European paper and packaging industry continued to redefine itself. Again, some producers had to shutdown capacity due to unfavorable exchange rates as well as high energy and raw material costs. However, a better demand and the massive restructuring initiatives which occurred in 2005 led to a healthier pricing environment in several markets.

In addition, many transactions were announced as companies are trying to focus on business segments where they possess cost advantages and market expertise. Moreover, some global producers invested or acquired participation in rapidly growing markets such as Russia, China and South America.

Recycled paper, virgin pulp and woodchips

Recycled paper, virgin pulp and woodchips represent the main cost of our manufacturing operations. They accounted for 70%, 13% and 17% respectively of our total raw material consumption in 2006. However, as a result of the announced indefinite closures of its Fjordcell pulp mill and Red Rock containerboard mill, Cascades is now marginally, directly exposed to the woodchip market in Eastern Canada.

In the recycled fiber market, the North American paper and packaging industry closures that occurred in 2005 resulted in a decrease in domestic demand for most of the brown grades of recycled fiber in the first months of 2006, and in a relatively stable domestic demand in the second half of the year. However, driven by higher Chinese imports, up approximately 1 million tons in 2006 (source: RISI), the global market remained strong. Overall, in this environment, the annual domestic U.S. dollar average price of two of the three main grades purchased by Cascades, namely old corrugated containers (OCC) and old newspapers (ONP), decreased in 2006. As for North American white recycled fiber prices, like sorted office papers (SOP), they increased steadily in 2006 given strong demand from market de-inked pulp mills, substitution from virgin fiber consumers facing significant cost pressures, and growing exports to China. In Europe, most of the recycled fiber grade prices increased in 2006 due to bottlenecks in freight capacity and healthy demand from export markets.

With regards to the virgin pulp market, US$ softwood pulp prices continued to rally during the year given healthy international demand, which was particularly strong in China, and tight supply resulting from closures of capacity in 2005 and 2006. In December, Northern bleached softwood kraft pulp (NBSK) US$ prices were at a 10-year high, up 12% in 2006, while global softwood market pulp inventories fell to 25 days of supply, down from 30 days one year earlier. As for hardwood pulp (NBHK), prices improved by 8% in 2006 as global hardwood market pulp inventories fell to 33 days of supply in December, down from 35 days one year earlier. The price differential between the two virgin pulp grades increased in 2006 given stronger market fundamentals for softwood pulp and increasing supply of hardwood pulp from South America.

Concerning the woodchip market, prices remained high in Eastern Canada in 2006 as the business environment in the lumber industry continued to be very challenging. Lower lumber prices and the reduction imposed by the Government of Québec (Canada) on the allowable provincial harvest of softwood timber led to the closures of numerous sawmills. In the Pacific Northwest and British Columbia, woodchip prices increased while several sawmills were also shut due to the softer lumber market.

Packaging

BOXBOARD

In North America, conditions in the coated recycled boxboard (CRB) market improved in 2006. U.S. CRB production increased 3.9% in 2006 and the industry operating rate rose following the 2005 and 2006 closures of 10% of the North American capacity (source: RISI). The U.S. CRB market’s operating rate averaged 96.7% in 2006, compared to 92.6% in the previous year (source: American Forest & Paper Assn.). Despite high operating rates, backlogs for U.S. CRB remained high in the second half of 2006. These better fundamentals in the industry led to two price increases for a total of 55 US$/ton on the 20-pt clay coated news recycled board in 2006. On a yearly average basis, US$ price increased 7% in 2006.

On the converting side, folding carton production reached 2.05 million tons in 2006, an increase of 2.1% over the previous year (source: American Forest & Paper Assn.). The year-over-year growth was mostly in line with the higher U.S. industrial production of nondurable goods. As for the quick-service-restaurant business (QSR), demand remained relatively healthy throughout the year.

In Europe, in the coated recycled sector, the market continued to be challenging given pressure on exports and overcapacity. However, Western European consumption increased approximately 4% in 2006, after declining by 1.8% in 2005 (source: RISI). Three price increases were announced in 2006 as a result of increasing cost pressures. These increases were only partially implemented during the course of the year. One mill suspended production definitively in July (De Eendracht mill, production: 120,000 tonnes) but the largest European producer re-opened its Bulgarian mill (capacity: 80,000 tonnes) in the last quarter of the year.

In the European virgin boxboard market, business conditions were challenging given that the cost pressures from energy and raw materials were not counterbalanced by any price increases in 2006.

CONTAINERBOARD

In the North American containerboard market, during 2006, production grew 2% on a year-over-year basis, pushing the U.S. industry operating rate to 97.5%, up from 94.8% in 2005 (source: RISI). On the converting side, U.S. corrugated box shipments were also higher in 2006, up 1% compared to last year (source: RISI). Despite the high operating rate at the mill level, inventories (at mills and box plants) remained around 2.5 million tons for most of 2006, representing 3.5 to 4.2 weeks of supply. Furthermore, restructuring initiatives were implemented at the converting level as several box plant closures were announced during the year (Smurfit Stone closed 17 box plants in 2006).

In this context, transaction prices increased by US$40/ton (9%) in the first quarter of 2006 and another US$50/ton (11%) in April. On a yearly average basis, the price of linerboard moved up 16% in 2006. Following these manufacturing price increases, corrugated box prices also improved as the pass-throughs were fully implemented over the year.

SPECIALTY PRODUCTS

In 2006, industry conditions in the moulded pulp market remained fairly stable. In the honeycomb sector, business conditions were relatively good and prices improved. In the de-inked pulp market, despite the sustained demand for recycled products and some price improvement, the business environment was more challenging in the second half of the year as the recovered paper price increased and more than offset the selling price advance. In the plastic products sector, demand was relatively healthy in 2006 but resin costs were volatile. In the specialty paper & board market, US$ prices of kraft paper and uncoated board grades increased.

In the North American uncoated freesheet fine papers market, the supply contraction continued in 2006 as a further 3% of the North American capacity was removed, following a reduction of approximately 6% in 2005 (source: RISI). In the first quarter of the year, demand strengthened as customers began to rebuild inventories. With this tightening of supply and demand, producers implemented US$ price increases in March, April and July. However, demand softened in the second half of 2006 and prices dropped US$40/short ton from August 2006 to January 2007. In fact, U.S. demand for uncoated freesheet was down by 1% in 2006 (source: RISI).

TISSUE PAPERS

In 2006, demand for tissue paper products remained healthy in the U.S. although lower than the consumption trend annual growth rate of 2.2% (source: RISI). However, U.S. tissue production and capacity increased in line with consumption thus preventing market imbalance (source: RISI). In Canada, business conditions in the retail market were more challenging as national brands competition intensified. Given escalating cost pressures, price increases were implemented in 2006 in all sectors: U.S. and Canadian retail and away-from-home markets as well as on parent rolls.

Long-term objectives

Maximize our return on assets

Financial results within sustainable development

Environmental performance

Despite the numerous changes in the paper and packaging industry, Cascades firmly intends to remain a leader by maintaining its environmental objectives: increase the volume of recycled materials, reduce greenhouse gas emissions, reduce water consumption, recover waste from water treatment systems for beneficial use and maximize energy efficiency by reducing its consumption.

The human element

Our employees are the driving force behind Cascades’ success. They have a voice in the way we run our business. We constantly strive to meet the expectations of our employees and to find new and beneficial ways in which we can all work together for the benefit of our shareholders.

Economic environment

Sustainable development is not only rooted in our deepest value, respect, but is also aimed at constantly achieving better financial performances. For more than 40 years, Cascades has used tools, such as profit sharing, based on cash flows, to optimize the value of its assets in order to increase its return on assets.

Strategy

Focus on packaging and tissue

The focus on packaging and tissue is one of the main characteristics that make Cascades unique in the industry in North America. Effectively, through asset purchases and internal growth, we have positioned ourselves in the packaging and tissue segments, which are more consumer-oriented markets. In these businesses, we operate in different geographic locations and we are often among the market leaders.

Optimize use of recycled fiber

Cascades produces the majority of its products from recycled fiber. We manufactured approximately 2.5 million tons of packaging, tissue products and specialty papers last year. The overall purchase content of recycled fiber is estimated to be close to 70%. We intend to continue to use recycled fiber as our main source of raw materials. We benefit from more than 40 years of experience with this type of raw material and the volume of our purchases gives us a unique position in Canada. Furthermore, we firmly believe that the demand for recycled products will grow in the future.

Increase converting integration rate

By increasing our converting integration rate, we expand the quantity of board and paper that we convert into value-added products. Also, a better integration rate presents three main advantages: it brings us closer to the end-user; converting operations are less capital intensive; and it improves stability at the mill.

Promote the entrepreneurial culture

We have a decentralized management structure in which each of our units operates as a distinct profit center. We believe in market price transfer as an important tool to support and measure efficient capital allocation. In addition, we have implemented a profit sharing plan that is linked to the financial and operating performance of each individual facility. Our work force is young and we believe that our corporate culture and our employees are the best assets we have for adapting to an ever-changing environment.

Action plan

Linked to our strategy, our action plan focuses on improving our profitability as well as optimizing our portfolio of assets.

Continuous improvement program & product development

•                  One of Cascades’ top priorities has always been the improvement of processes, including eliminating unnecessary activities.

•                  Through targets, tools and measures, Cascades is dedicated to the development of new products, to the improvement of the quality of its existing products, lowering costs and inefficiencies, and optimizing customer service.

Focus on less-performing assets

•                  Through our continuous improvement program, we closely monitor less-performing assets, which represent approximately 10 manufacturing and converting units out of more than 100.

•                  Important cost-cutting measures have been implemented in order to improve profitability and difficult decisions were taken in 2005 and 2006. Currently, we are mainly focusing on our boxboard activities, both in Europe and North America.

Divestiture of non-core assets

•                  In our 2004 strategic plan, we decided to focus on packaging and tissue.

•                  In 2005 and 2006, we completed the divestiture of our tissue and fine papers distribution activities.

•                  In 2006 and beginning of 2007, we sold our interests in two non-core joint ventures.

Deleveraging our balance sheet

•                  We intend to continue to deleverage our balance sheet in order to improve our financial flexibility.

•                  Given the recent acquisition of the remaining 50% of Norampac, we will focus on returning rapidly to pre-acquisition debt ratios.

•                  This will be accomplished through a combination of cost-cutting measures, asset-optimization, divestiture, and positive free cash flow improvement.

Selective acquisitions in core segments

•                  We plan to continue pursuing opportunistic and selective acquisitions, opportunities that will not adversely affect progress toward deleveraging.

2006 Action plan milestones(1)

In 2006, we took the following steps in order to deliver our action plan:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Continuous improvement program & product development

•  Redeployment of converting equipment of the Pickering, Ontario tissue plant

•  Launch of a recyclable moulded pulp mat for the farming industry

•  Launch of Cascades’ 100% recycled tissue product line in Western Canada

•  Djupafors, Sweden virgin boxboard mill becomes the frst European board mill to hold both the PEFC (Program of Endorsement for Forest Certification) and FSC (Forest Stewardship Council) forest management certifications

•  Increase in the post- consumer content for some specialty fine papers from 20% to 30%

•  La Rochette, France virgin boxboard mill obtaines the PEFC certification (Program of Endorsement for Forest Certification)

•  Announced redeployment of customers and equipment of the Montréal, Québec boxboard plant

Focus on less-performing assets

•  Definitive closure of the Thunder Bay, Ontario fine papers mill

•  Definitive closure of one machine and implementation of several restructuring measures at the St-Jérôme, Quebec fine papers mill

•  Optimization initiatives in Blendecques, France’ recycled boxboard mill

			• Closure of the Fjordcell, Quebec pulp mill for an indefinite period • Definitive closure of the Sainte-Marie, France specialty board mill	• Closure of the Red Rock, Ontario containerboard mill (Norampac) for an indefinite period • Closure of the Scierie Lemay, Québec sawmill for an indefinite period

Divestiture of non-core assets	• Closing of the sale of our fine papers distribution assets			• Sale of our participation in D&D (a joint-venture in our converting boxbard operations) • In 2007, sale of our interest in GSD (a joint-venture in our converting boxboard operations)

Deleveraging our balance sheet	• $77 CAN million debt reduction through the sale of our fine papers distribution assets	• Best quarterly operating income in three years

•  Best annual cash flow from operations in three years

•  Capital investment limited to $110 million in 2006

•  Public and private equity placements for a gross proceed of $250 million

•  Net debt-to-equity ratio limited at 59.1% despite the acquisition of the remaining 50% of Norampac

Selective acquisitions in core segments		• Acquisition of certain recycled boxboard assets from Simkins

•  Closing of the acquisition of the Versailles, Connecticut recycled boxboard mill from Caraustar

•  Acquisition of certain assets of the Rittman, Ohio recycled boxboard mill from Caraustar

•  Acquisition of the de-inked pulp manufacturing assets of Newstech located in Hagerstown, Maryland

• Cascades acquires Domtar’s 50% stake in Norampac

Key performance indicators

To monitor our action plan, we use some key performance indicators, including the following:

Operational and financial data

	2004	2005					2006
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Operational
Manufacturing shipments (In ‘000 of s.t.)
Packaging
Boxboard	857	213	223	224	229	889	240	232	263	272	1,007
Containerboard	718	179	184	178	174	715	180	180	176	155	691
Specialty products (paper only)	365	85	91	89	89	354	93	95	90	89	367
	1,940	477	498	491	492	1,958	513	507	529	516	2,065
Tissue papers(1)	399	99	104	111	111	425	104	114	118	107	443
Total	2,339	576	602	602	603	2,383	617	621	647	623	2,508
Integration rate –%
Packaging
Boxboard (North America)	44%	41%	40%	40%	38%	40%	38%	38%	28%	27%	32%
Containerboard (North America)	65%	59%	63%	59%	62%	61%	60%	60%	65%	58%	61%
Specialty products (paper only)	10%	19%	18%	18%	16%	10%	10%	9%	10%	10%	10%
Tissue papers	64%	66%	64%	60%	61%	63%	60%	57%	56%	62%	59%
	62%	53%	53%	50%	51%	52%	46%	46%	44%	42%	44%
Capacity utilization rate(2) –%
Packaging
Boxboard(3)	89%	88%	92%	93%	95%	92%	98%	95%	94%	94%	95%
Containerboard	89%	95%	97%	94%	92%	94%	96%	96%	100%	103%	99%
Specialty products	97%	92%	98%	96%	96%	96%	89%	91%	86%	85%	88%
Tissue papers(4)	91%	96%	98%	94%	99%	97%	101%	103%	101%	100%	101%
Total	91%	92%	96%	94%	95%	94%	96%	96%	96%	96%	96%
Energy cons(5) – GJ/ton	11.15	11.68	10.56	10.83	11.40	10.83	11.04	10.32	9.63	10.56	10.33
Work accidents – OSHA frequency rate	10.6	10.7	9.5	10.0	9.5	9.5	7.9	8.0	8.3	8.0	8.0
Financial
Return on assets (%)(6)
Packaging
Boxboard	7%	7%	6%	6%	6%	6%	6%	6%	5%	5%	5%
Containerboard	13%	13%	14%	12%	11%	11%	10%	10%	13%	15%	15%
Specialty products	8%	8%	8%	8%	6%	6%	7%	7%	8%	11%	11%
Tissue papers	13%	14%	15%	17%	18%	18%	20%	21%	23%	22%	22%
Consolidated return on assets (%)	8.5%	8.6%	8.6%	8.3%	8.4%	8.4%	8.8%	9.4%	10.1%	10.8%	10.8%
Working capital(7)
In millions of $	577	655	659	634	594	594	570	584	566	504	504
% of sales (8)	15.9%	16.1%	16.2%	16.4%	16.5%	16.5%	16.5%	16.7%	16.1%	16.3%	16.3%

(1)	Defined as: External manufacturing and converting shipments.
(2)	Defined as: Shipments/Practical capacity. Paper manufacturing only.
(3)	Starting in Q3 2006, capacity numbers were adjusted to take into account that the Versailles mill was acquired on July 21.
(4)	Defined as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 80% of its theoretical capacity which was disclosed in the Annual information form.
(5)	Average energy consumption for manufacturing mills only.
(6)	Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets. See the supplemental information on non-GAAP measures.
(7)

Working capital includes accounts receivable plus inventories less accounts payables. Starting in 2006, it excludes discontinued operations and excludes unpaid provision for closure and restructuring costs in the amount of $47 million as at December 31, 2006 and $55 million as at December 31, 2005. It also exclude the working capital acquired from Norampac as of December 29, 2006, and the current future taxes. Sales of discontinued operations are included in the 2005 figures as working capital items were still on the balance sheet.

(8)	% of sales = LTM Working Capital/LTM Sales.

2006 Financial overview

In 2006, sales increased by $95 million, or 3% to $3.4 billion compared to $3.3 billion in 2005. Operating income increased by $54 million including specific items which substantially affected the results during the years 2006 and 2005. Excluding these specific items which will be discussed in detail in each of the segments, operating income was up $63 million or 70%, at $153 million, compared to $90 million in 2005. Even with the 6.8% strengthening of the Canadian dollar against the U.S. dollar compared to 2005, and the increase in raw materials during the year, these results highlight the positive impact of the Company’s diversification of business lines, the improvement of selling prices in the majority of our products and the positive impacts of management’s focus on less-performing assets. The Company’s net earnings were $3 million or $0.04 per share compared with a net loss of $97 million or $1.19 per share in 2005.

At the end of 2006, the segmented information presentation was changed to reflect the actual way the Company analyses the performance of its operating segments. The following changes were made and the comparative figures have been restated: The continuing operations of the Fine Papers activities are included in the Specialty Products group segment; The results of Metro Waste Paper Recovery which were proportionally consolidated (23% in the Boxboard segment and 27% in the Containerboard segment, before the acquisition of the remaining 50% in Norampac) have been reclassified in the Specialty Products group segment; The corporate revenues and expenses of the Specialty Products group are now presented in this group as they were presented in the Corporate segment in the past.

Historical financial information

	2004	2005					2006
(In millions of Canadian dollars, unless otherwise noted)	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Sales
Packaging
Boxboard	1,190	327	350	330	332	1,339	344	337	350	370	1,401
Containerboard	600	152	162	150	141	605	144	155	155	146	600
Specialty products	766	186	199	192	179	756	189	195	193	196	773
Inter-segment sales	(81)	(14)	(20)	(16)	(19)	(69)	(20)	(21)	(15)	(14)	(70)
	2,475	651	691	656	633	2,631	657	666	683	698	2,704
Tissue Papers	653	164	178	187	179	708	169	182	194	182	727
Inter-segment sales and others	(32)	(13)	(7)	(9)	(2)	(31)	(8)	(7)	(9)	(4)	(28)
	3,096	802	862	834	810	3,308	818	841	868	876	3,403
Operating income (loss) before depreciation and amortization “OIBD’’(1)
Packaging
Boxboard	63	19	11	14	(15)	29	17	14	11	(1)	41
Containerboard	83	21	17	(1)	2	39	18	26	28	(28)	44
Specialty products	34	9	16	9	(7)	27	10	15	5	18	48
	180	49	44	22	(20)	95	45	55	44	(11)	133
Tissue Papers	76	19	28	27	26	100	29	29	34	24	116
Corporate activities	(8)	(5)	5	3	1	4	(3)	1	(3)	—	(5)
	248	63	77	52	7	199	71	85	75	13	244
OIBD excluding specific items(1)
Packaging
Boxboard	63	19	11	14	17	61	17	14	8	14	53
Containerboard	81	19	20	14	12	65	13	25	28	25	91
Specialty products	48	9	16	9	3	37	13	15	15	18	61
	192	47	47	37	32	163	43	54	51	57	205
Tissue Papers	76	19	28	27	28	102	29	29	34	24	116
Corporate activities	(8)	(5)	(2)	3	1	(3)	(3)	1	(3)	—	(5)
	260	61	73	67	61	262	69	84	82	81	316
Operating income (loss) from continuing operations	91	20	33	8	(34)	27	31	44	34	(28)	81
Excluding specific items(1)	103	18	29	23	20	90	29	43	41	40	153
Net earnings (loss)	23	—	4	3	(104)	(97)	6	33	10	(46)	3
Excluding specific items (1)	16	(1)	4	2	1	6	6	16	17	13	52
Net earnings (loss) per share (in dollars)
Basic	0.28	—	0.05	0.04	(1.28)	(1.19)	0.07	0.41	0.12	(0.56)	0.04
Basic, excluding specific items(1)	0.20	(0.01)	0.05	0.02	0.01	0.07	0.07	0.20	0.21	0.16	0.64
Cash flow from operations(1)	172	35	44	43	34	156	38	56	53	35	182
Excluding specific items	172	35	44	48	42	169	39	56	57	43	195
Cash flow from operations per share (in dollars)(1)
Basic	2.11	0.43	0.54	0.53	0.42	1.92	0.47	0.69	0.66	0.43	2.25
Basic, excluding specific items	2.11	0.43	0.54	0.59	0.52	2.08	0.48	0.69	0.71	0.53	2.41
Cascades North American US$ selling price index (index 2002 = 1,000)(2)	1,072	1,151	1,150	1,118	1,147	1,141	1,201	1,264	1,287	1,298	1,263
Cascades North American US$ raw materials index (index 2002 = 300)(3)	375	387	378	368	349	371	326	348	385	369	357
US$/CAN$	0.77	0.82	0.80	0.83	0.85	0.83	0.87	0.89	0.89	0.88	0.88
Natural Gas Henry Hub - US$/mmBtu	6.11	6.27	6.73	8.49	12.97	8.62	8.98	6.79	6.58	6.56	7.23
Return on assets (%)(4)	8.5%	8.6%	8.6%	8.3%	8.4%	8.4%	8.8%	9.4%	10.1%	10.8%	10.8%

(1)	See the supplemental information on non-GAAP measures.
(2)

The Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(3)

The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as a trend indicator and may differ from actual manufacturing purchasing costs and our purchase mix.

(4)	Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets.

Financial results for the year ended December 31, 2006 compared with the year ended December 31, 2005

SALES

Sales increased by $95 million, or 3%, to $3.4 billion in 2006, versus $3.3 billion in 2005. The acquisition of Standard Paper Box (SPB) by the Containerboard segment in 2005 and the Versailles boxboard mill in the third quarter of 2006 accounted for $85 million in sales during the year. Because of the increase in input costs during the last two years, net average selling prices in U.S. dollars increased in all of our main segments except in the European boxboard market. However, these rising prices have been offset by the 6.8% strengthening of the Canadian dollar versus the U.S. dollar, compared with 2005. In fact, the fluctuation of the Canadian dollar had a direct impact on export prices. In addition, it contributed to downward trending prices in Canadian dollars on the domestic market because several of the Company’s product lines are priced in U.S. dollars.

Shipments increased in most of our business segments, particularly in the Tissue sector and in the North American manufacturing Boxboard segment (excluding Versailles), where shipments increased respectively by 4% and 11% due to a better demand for jumbo rolls in tissue and capacity rationalization in the boxboard industry. On the other hand, the manufacturing shipments of the Containerboard segment slightly decreased by 3%.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

The Company generated operating income before depreciation and amortization of $244 million in 2006, compared with $199 million for 2005. The operating income before depreciation and amortization margin increased by 20% for the year, to 7.2% as compared with 6.0% in 2005. Excluding specific items, the operating income before depreciation and amortization stood at $316 million compared with $262 million in 2005, an increase of $54 million or 21%, achieved despite the strengthening of the Canadian dollar, which had an estimated $61 million impact, and higher raw materials costs. The Company was able to compensate for these negative effects through increased volumes and selling prices, with cost reduction initiatives by improving the results of the less-performing assets and through the positive results of the acquisition of SPB and Versailles.

Higher production combined with cost reduction initiatives mainly at the fine papers St-Jérôme mill contributed to the overall profitability improvement. In addition, the Company recorded, in 2006, revenues in the amount of $3 million following a curtailment of one of its post-retirement program, prior years’ manufacturing sales tax credits that were claimed in the U.S. in the amount of $1.5 million and a refund of countervailing and anti-dumping duties paid in prior years in the amount of $3 million.

The main variances in operating income before depreciation are shown below. Volume and selling price increases more than offset the impact of the strengthening of the Canadian dollar and the control of our operating cost allowed the Company to mitigate the effect of inflation:

The operating income before depreciation variance analysis by segment is as follow:

OIBD variance analysis

		Container-	Specialty		Tissue
(in millions of dollars)	Boxboard	board	products	Packaging	Papers	Corporate	Consolidated
OIBD for the year ended December 31, 2005 (excluding specific items)	61	65	37	163	102	(3)	262
Positive (negative) impact from:
Volume (shipments)	23	(13)	3	13	6	—	19
Selling price & mix	—	27	26	53	43	(4)	92
Raw materials(1)	(8)	7	(6)	(7)	(6)	—	(13)
Energy price & consumption	(1)	5	4	8	(1)	—	7
Variation of the CAN$(2)	(21)	(13)	(20)	(54)	(11)	4	(61)
Other variable costs(3)	6	2	9	17	(7)	—	10
Fixed costs and others(4)	(8)	8	5	5	(11)	(2)	(8)
Other sectors(5)	—	1	3	4	1	—	5
Business acquisitions	1	2	—	3	—	—	3
Change in OIBD for the year	(8)	26	24	42	14	(2)	54
OIBD excluding specific items	53	91	61	205	116	(5)	316
Specific items	(12)	(47)	(13)	(72)	—	—	(72)
OIBD for the year ended December 31, 2006	41	44	48	133	116	(5)	244

(1)

The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)	The estimated impact of exchange rate is based on the Company’s national and export sales less purchases that are impacted by the exchange rate changes, mainly the CAN$/US$ variation.
(3)	The impact of these estimated variable costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.
(4)	Includes all other costs such as repair and maintenance, selling and administration and profit sharing.
(5)	Includes change in OIBD of operating units that are not in the manufacturing or converting sectors and profits from inventory elimination.

Specifc items included in operating income before depreciation and amortization

The Company incurred in 2006 and 2005 some specifc items that adversely or positively affected its operating results. The Company believes that it is useful for the readers to be aware of these items and that they provide a measure of performance with which to compare its results between periods without regard to these specifc items.

A) UNUSUAL GAINS

In 2006, the Company disposed of its investment in a joint venture of its Boxboard segment for a consideration of $11 million (US$10 million) of which $9 million (US$8 million) was received at closing and $2 million (US$2 million) will be received over the next two years. The Company realized a gain of $4 million before income taxes of $2 million.

In 2005, the Company recorded the following unusual gains amounting to $10 million:

•                  a gain of $4 million on the disposal of a building in the Containerboard segment;

•                  a gain of $7 million following the sale by the Company of a warehouse in the corporate sector resulting in a gain of $11 million. The remaining portion of the gain has been deferred and will be amortized over the term of a 2-year lease agreement entered into with the buyer;

•                  an impairment loss of $1 million on an investment in a significantly influenced company in the Containerboard segment.

B) IMPAIRMENT LOSS AND CLOSURE AND RESTRUCTURING COSTS

In 2006, the Company announced the permanent shutdown of its Specialty Products board mill in France and of its converting boxboard plant in Montréal, Quebec. The Company also announced the temporary curtailment of the Red Rock, Ontario containerboard mill, and of the Fjordcell pulp mill and Scierie Lemay sawmill, both of the Boxboard Group.

In 2005, the Company announced the permanent shutdown of its Fine Papers Thunder Bay, Ontario mill and the permanent shutdown of one machine at its Red Rock mill in Ontario. The company closed three corrugated products converting units: in Montréal (Québec), Concord (Ontario) and Buffalo (New York). The company also announced the closure of certain equipment at its St-Jérôme Fine Papers mill and at its Montréal boxboard converting plant as well as the reloca-tion of certain equipment from its Toronto (Pickering) Tissue converting unit. The Company also reduced the value of some fixed assets to their net realizable value. After performing asset impairment tests on some of its units, the Company recorded an impairment charge of €20 million ($28 million or $19 million after-tax) against its Blendecques, France boxboard mill.

C) LOSS (GAIN) ON DERIVATIVE FINANCIAL COMMODITY INSTRUMENTS

In 2006, the Company recorded an unrealized gain on certain commodity swap contracts that were not designated as hedging instruments in the net amount of $5 million. This compares with a loss of $8 million in 2005.

The following impairment charges and closure and restructuring costs were recorded in 2006 and 2005:

	2006		2005
		Closure and		Closure and
	Impairment	restructuring costs	Impairment	restructuring costs
Boxboard – Montréal	—	1	—	2
Boxboard – Blendecques	—	—	28	—
Boxboard – Fjordcell	—	1	—	—
Boxboard – Scierie Lemay	14	—	—	—
Containerboard – Red Rock	40	12	7	4
Containerboard – Montréal, Concord and Buffalo	—	—	2	4
Specialty Products – St-Jérôme	—	3	2	6
Specialty Products – board mill	7	3	—	—
Tissue – Toronto	—	—	—	2
Others	—	—	8	—
	61	20	47	18

The following table shows the conciliation of all closure and restructuring cost provisions as at December 31, 2006 and 2005:

	2006	2005
Balance – Beginning of year	55	—
Additional provisions
Severance and pension liability	26	57
Write-down of inventories	(2)	13
Others	—	6
Non-monetary items
Write-down of inventories	2	(13)
Pension liability adjustments and others	(7)	(3)
Liability assumed from the Norampac acquisition	8	—
Payments	(35)	(5)
Balance - End of year	47	55

Business highlights

During the past two years, the Company completed several transactions to optimize its assets base or to streamline its cost structure by closing or selling certain operating units.

The following transactions that occurred in 2006 should be taken into consideration in order to understand the overall or segmented analysis of the Company’s results:

Closure, restructuring and disposal

BOXBOARD GROUP

1) On June 29, 2006, the Company announced that it ceased operations at its FjordCell pulp mill of the Boxboard group for an indefnite period of time. The business environment which has been marked by a strong appreciation of the Canadian dollar compared to the US dollar as well as high wood and energy costs dictate this course of action. The Company is monitoring the situation closely and is committed to re-evaluating the situation should conditions affecting operating costs, the exchange rate and the selling price improve.

2) On October 6, 2006, the Company announced the temporary shutdown of the Scierie Lemay sawmill of the Boxboard Group due to the conditions prevailing in the lumber market. In 2006, an impairment charge in the amount of $14 million was recorded to bring the net book value of the property, plant and equipment and other assets to their estimated net realizable value.

3) On December 11, 2006 the Company also announced the permanent closure of its Montréal converting boxboard operations for March 2007.

4) On September 7, 2006, the Company disposed of its interest in a joint-venture of its Boxboard Group for a consideration of $11 million (US$10 million) of which $9 million (US$8 million) was received at closing and $2 million (US$2 million) will be received over the next two years.

CONTAINERBOARD GROUP

5) On August 30, 2006, the Company announced that it had ceased operations at its Red Rock, Ontario containerboard mill for an indefinite period of time due to unfavourable economic factors such as high fiber, energy and labour costs and the strong appreciation of the Canadian dollar compared to the US dollar. Production ceased on October 3, 2006. In 2006, closure and restructuring cost in the amount of $12 million and an impairment charge of $40 million were recorded following the impairment test performed after the acquisition of the 50% stake in Norampac.

SPECIALTY PRODUCTS GROUP

6) On August 24, 2006, the Company announced the permanent shutdown of one of its specialty board mills located in France, of the Specialty Products Group. The Company thus recorded an impairment loss on property, plant and equipment of $7 million and closure and restructuring costs of $3 million.

7) In 2005, the Company announced that it had reached an agreement for the sale of its paper merchant division known as Cascades Resources (Fine Papers distribution activities) to Coast Paper Limited, a subsidiary of PaperlinX Limited. On February 28, 2006, the Company completed the transaction for a total estimated consideration of $86 million. In addition, as announced in 2005, the Company ceased its operations at its Fine Papers Thunder Bay, Ontario mill on January 21, 2006. Consequently, the results and cash flows from these activities for the current and comparative years are classified as discontinued operations.

Business acquisitions

BOXBOARD GROUP

8) On April 25, 2006 the Company’s Boxboard group announced that it had acquired certain assets from the paperboard division of Simkins Industries located in Ridgefield, New Jersey and in New Haven, Connecticut, for $14 million (US$12.5 million).

9) On July 19 and August 7, 2006, the Company completed the acquisition of the assets of the Caraustar Industries coated recycled boxboard mills located in Sprague, Connecticut and certain assets from Caraustar Industries coated recycled boxboard mills located in Rittman, Ohio, for a total purchase price of $18 million (US$15 million). The Sprague mill will now operate under the name of Versailles.

The Simkins and Rittman mills have been closed by Simkins and Caraustar. These transactions represent a further step towards our stated goal of improving the performance of our Boxboard Group. As it was the case with previous transactions realized by this group in 2005, these acquisitions should allow the Company to increase productivity at all of its board mills while improving profitability through an improved product and customer mix. Moreover, the acquisition of the Versailles mill will enable this group to move its board manufacturing closer to its customer base while increasing its presence in the United States, thereby further reducing its exposure to fluctuations in the exchange rate.

CONTAINERBOARD GROUP

10) On December 29, 2006, the Company acquired from Domtar Inc. the remaining outstanding common shares (50%) of Norampac Inc. for a total purchase price of $561 million (including $1 million of transaction costs). Norampac is a manufacturer of containerboard and corrugated products principally in North America. The balance sheet items of Norampac are included at 100% in the Company’s 2006 balance sheet while the results and cash flows are included at 50% as they were proportionally consolidated prior to the acquisition. In 2007, the results and cash flows will be fully consolidated in the Company’s financial statements. This transaction also resulted in Metro Waste Paper Recovery becoming a 73% owned subsidiary and thus having its balance sheet fully consolidated as at December 31, 2006. This transaction was financed by means of a $250 million common share public offering combined with a new bank credit facility.

Discontinued operations

During the fourth quarter of 2004, the Company decided to initiate a divestiture plan for its Fine Papers and Tissue distribution activities. These divestitures were realized in February 2006 and March 2005 respectively. In addition, the Company ceased its operations at its Fine Papers Thunder Bay, Ontario mill on January 21, 2006. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current year and for all comparative years are classified as discontinued operations. Financial information relating to these discontinued operations is as follows:

	2006	2005
Condensed statement of earnings
Sales	78	554
Depreciation and amortization	—	2
Operating loss (1)	(6)	(98)
Interest expense	1	7
Recovery of income taxes	(2)	(31)
Net loss from discontinued operations	(5)	(74)
Net loss per share from discontinued operations	$ (0.06)	$ (0.91)
Condensed statement of cash flows
Operating activities	(24)	(24)
Investing activities	86	13
Financing activities	—	(1)

(1) Operating loss includes the following items:

	2006	2005
Gain on disposal of the distribution activities of the Tissue papers segment	—	1
Provision on disposal of the distribution activities of the Fine Papers business	(1)	(9)
Legal settlement	(1)	(10)
Impairment of property, plant and equipment	—	(20)
Closure and restructuring costs	(2)	(58)
	(4)	(96)

Packaging products

	Sales		OIBD		Assets (2)
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)
	2006	2005	2006	2005	2006	2005
Boxboard
Manufacturing - North America	301	237	(1)	(1)
Manufacturing - Europe	426	447	2	(16)
Converting	748	717	62	56
Others and eliminations	(74)	(62)	(22)	(10)	1,055	1,087
	1,401	1,339	41	29
Containerboard (1)
Manufacturing	333	331	(8)	(14)
Converting	506	494	45	46
Others and eliminations	(239)	(220)	7	7	618	619
	600	605	44	39
Specialty products
Manufacturing	333	327	1	(6)
Converting	226	224	30	24
Recovery, deinked pulp and others	214	205	17	9	557	591
	773	756	48	27
Eliminations	(70)	(69)
Total excluding specific items	2,704	2,631	133	95	2,230	2,297
Boxboard			53	61
Containerboard (1)			91	65
Specialty products			61	37
Excluding specific items			205	163

(1)    The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture until December 29, 2006.

(2)    Average quartely total assets. For Norampac, it includes only 50% of average quartely assets.

(3)    Uncoated board, kraft paper and fine papers shipments only.

Business segment review

Sales of the Packaging Products segment increased by $73 million or 3% at $2.704 billion compared with $2.631 billion in 2005. Despite shipments and US$ selling price increases, the strengthening of the Canadian dollar had a notable negative impact on sales in CAN$.

The Packaging Products segment operating income before depreciation and amortization stood at $133 million for the year compared with $95 million in 2005, representing a 40% increase. Excluding specific items, the operating income before depreciation and amortization increased by 26% at $205 million compared to $163 million in 2005 following a strong performance by our Containerboard Group which offset the decrease in the Boxboard Group’s European, kraft pulp and sawmill units. The strengthening of the Canadian dollar and the increase in raw materials costs were compensated by the increase in selling prices and shipments and also by cost reduction initiatives in all segments.

Boxboard

Sales for the Boxboard Group amounted to $1.401 billion in 2006 as compared to $1.339 billion in 2005. Over the course of this period, shipments by primary mills increased by 32% in North America due to the Versailles acquisition and to capacity rationalization in the industry and by 2% in Europe following a strong demand during the first quarter of 2006 which offset the production problems at the La Rochette, France mill. In North America, average selling prices in US$ increased by $14 per ton compared with the same period of 2005. In Europe, average selling prices in euros decreased by 1% as a result of lower selling prices at the La Rochette mill due to second-quality production.

The operating income before depreciation and amortization excluding specific items decreased by 13% to $53 million compared with $61 million and was negatively impacted by higher energy, freight and raw materials production costs resulting, in part, from the purchase of external board by our converting operations. These higher costs were compensated by a higher volume of converted products from the QSR business. The strengthening of the Canadian dollar and the difficult market conditions prevailing at the Fjordcell pulp mill and Scierie Lemay sawmill also affected the results. Both of these units contributed negatively to the operating income before depreciation and amortization for $9.7 million in 2006 and $7.7 million in 2005 and were temporarily shut down as discussed previously. The strengthening of the Canadian dollar also affected the results with a negative impact of approximately $21 million over the year. In addition, this group recorded revenue in the amount of $3 million in 2006 following a refund of countervailing and anti-dumping duties paid in prior years.

This Group recorded a gain of $4 million in 2006 on the disposal of its interest in a joint venture company of its converting sector for a cash consideration of $11 million, of which $9 million

	OIBD/assets		Shipments					Average selling price		Average selling price		Price reference
	(%)		(in thousands)					(in Canadian dollars/unit)		(in U.S. dollars or Euro/unit)		(in U.S. dollars or Euro/unit)
	2006	2005	2006			2005		2006	2005	2006	2005	2006	2005
Boxboard
Manufacturing - North America			445		s.t.	336		677	706	597	583	770	720
Manufacturing - Europe			562		s.t.	553		757	808	€ 531	€ 535	€ 786	€ 777
Converting			21,944		cartons	20,718
Others and eliminations
	3.9%	2.7%
Containerboard (1)
Manufacturing			691		s.t.	715		481	461	424	380	553	478
Converting			6,799		msf	6,868		74	72	66	59
Others and eliminations
	7.1%	6.3%
Specialty products
Manufacturing			367	(3)	s.t.	354	(3)	884	889	779	733	777	700
Converting
Recovery, deinked pulp and others
	8.6%	4.6%
Eliminations
Total excluding specific items	6.0%	4.1%	2,065		s.t.	1,958
Boxboard	5.0%	5.6%
Containerboard (1)	14.7%	10.5%
Specialty products	11.0%	6.3%
Excluding specific items	9.2%	7.1%

was received at closing. This group also incurred closing and restructuring costs of $2 million relating to the permanent closure of the Montréal converting plant and to the Fjordcell pulp mill temporary closure. In addition, an impairment charge in the amount of $14 million was recorded to bring the net book value of the property, plant and equipment and other assets of the Scierie Lemay sawmill to their estimated net realizable value.

Containerboard

Sales for the Containerboard Group decreased slightly by $5 million, amounting to $600 million in 2006 compared with $605 million in 2005. Manufacturing shipments slightly decreased due to the indefinite closure of its Red Rock, Ontario containerboard mill that occurred in October 2006. Despite the acquisition of Standard Paper Box (SPB) at the end of 2005, converting shipments slightly decreased in 2006 which reflects a decrease in demand in the Canadian market. In 2006, U.S. industry box shipments were up 1.3% average-week from 2005, the highest level for U.S. box shipments in five years. Box shipments have now risen for four consecutive years but are still 2.5% below the industry’s all-time high in 1999. Transaction prices for containerboard products surged twice in the course of the year in the U.S. By year-end, pricing for 42-lb Kraft linerboard was up by about 20% year-over-year. The industry-operating rate for the full year was 97.5% and the U.S. combined mill and box plant inventories were 3.5 weeks of supply at the end of December 2006, i.e. the same level as 2005. Despite US$price increases, average CAN$ selling prices increased by only 4% in the manufacturing sector and by 3% in the converting market over the year due to the appreciation of the Canadian dollar.

Operating income before depreciation and amortization excluding specific items increased to $91 million from $65 million due to US$ selling price increases in both manufacturing and converting sectors, lower energy, raw materials and other production costs as well as the acquisition of SPB at the end of 2005, all of which were partially offset by the strengthening of the Canadian dollar, which had a negative impact of approximately $13 million over the year, and volume decreases mainly in the converting sector despite the SPB acquisition.

This group also incurred a $5 million unrealized gain on derivative commodity instruments of certain commodity swap contracts. In 2006, closure and restructuring costs in the amount of $12 million and an impairment charge of $40 million were recorded following the announcement that it had ceased operations at its Red Rock, Ontario containerboard mill for an indefinite period of time due to unfavourable economic factors and following the impairment test performed on the property, plant and equipment recoverable value. This unit contributed negatively to the operating income before depreciation and amortization for $3 million in 2006 and $3.5 million in 2005.

Specialty products

Sales for the Specialty Products Group increased by 2% to $773 million in 2006 compared with $756 million in 2005. The higher activities recorded in our moulded pulp, honeycomb, de-inked pulp and fine papers businesses more than offset the decline in sales volume of our plastics units. In addition, a sales decrease was recorded in our specialty board business (vinyl floor backing), resulting from lower North American demand combined with the negative impact of the permanent closure of our Ste-Marie, France division. Shipments of manufacturing products increased by 4%, mainly coming from the uncoated fine papers unit due to improved market conditions and a lower production level in 2005 resulting from a planned shutdown to install a new press. Selling prices for uncoated fine papers increased by US $100 per ton on average compared to 2005, due to better market conditions. Sales were also negatively affected by the strengthening of the Canadian dollar.

Operating income before depreciation and amortization excluding specific items increased to $61 million from $37 million in 2005. This improvement is mainly due to the major turnaround of the fine papers business units, which accounted for $16 million of this increase. The St-Jérôme paper mill continued to realign its product mix, expand its specialty and high recycled content paper offerings and improve its cost structure with the implementation, in 2005, of several restructuring measures, which started to show benefits at the beginning of 2006. The deinking pulp units increased their profitability compared with 2005. The Greenfield, France mill benefited from higher demand combined with higher selling prices. Finally, higher sales volume combined with better operational efficiencies resulted in increased profitability for our honeycomb units. These improvements were partially offset by the strengthening of the Canadian dollar, which had a negative impact of approximately $20 million over the year. In addition, in 2006 this group recorded revenue in the amount of $2 million following the curtailment of one of its post-retirement program.

This group also incurred closing and restructuring costs of $3 million and a $7 million impairment charge on property, plant and equipment relating to the permanent closure of its specialty board mill located in France due to continuing lower volumes and difficult market conditions. In 2006, an additional provision in the amount of $3 million was taken in relation to restructuring and closure costs following the 2005 announcement of production curtailment at the St-Jérôme operations.

Tissue Group

	Sales		OIBD		Assets (1)		OIBD/assets
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(%)
	2006	2005	2006	2005	2006	2005	2006	2005
Manufacturing & converting	727	708	116	100	531	555	21.8%	18.0%
Excluding specific items			116	102

(1) Average quarterly total assets.

	Shipments			Average selling price		Average selling price		Price reference
	(in thousands)			(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2006		2005	2006	2005	2006	2005	2006	2005
Manufacturing & converting	443	s.t.	425	1,607	1,622	1,417	1,339	1,411	1,335

Sales for the Tissue Group increased by 3% amounting to $727 million in 2006 compared with $708 million in 2005. Average net realized prices in US$were 6% higher in 2006 in comparison with 2005, as a result of price increases implemented over the last twelve months. Shipments increased by 4% in 2006, resulting from increased sales of jumbo rolls, new major accounts in the U.S. and continuous growth of our client base for our converted products business.

The Tissue Group’s operating income before depreciation and amortization excluding specific items stood at $116 million for 2006, compared with $102 million in 2005. This Group benefited from an increase in the average realized U.S. dollar selling price of jumbo rolls and converted products, which was partially offset by the strengthening of the Canadian dollar, which had a negative impact of approximately $11 million over the year. Operating income before depreciation and amortization was also negatively affected by additional maintenance and repairs on assets from previous acquisitions, additional warehousing costs, and higher raw materials, energy and transportation costs. In addition, in 2006 this group recorded prior years’ manufacturing sales tax credits that were claimed in the U.S. in the amount of $1.5 million.

Other items analysis

Depreciation and amortization

Depreciation and amortization decreased to $163 million in 2006, from $172 million for the corresponding period of 2005, primarily as a result of the impairment charges of property, plant and equipment recorded in 2005 in the amount of $67 million and by the conversion into Canadian dollars of our U.S.-based assets depreciation.

Operating income

As a result of the above, operating income for the year increased by $54 million to $81 million, compared with $27 million for the same period in 2005. Operating margins increased from 0.8% in 2005 to 2.4% in 2006.

Excluding specific items, operating income for the year stood at $153 million, compared with $90 million for the same period in 2005. Operating margins increased from 2.7% in 2005 to 4.5% in 2006.

Interest expense

Interest expense increased to $82 million compared to $78 million in 2005. The debt level has increased in 2005 and 2006 but the strengthening of the Canadian dollar during the year helped to reduce the interest expense on the Company’s U.S.-denominated debts.

Financial instruments

During the first quarter of 2005, the Company entered into an interest rate swap agreement for a notional amount of US $125 million maturing in 2013 in relation to the Company’s 7.25% unsecured senior notes. As this instrument was not designated as a hedge, an unrealized loss of $0.7 million was recorded in earnings in the first quarter of 2005. During the second quarter of 2005, the Company early-settled this swap agreement and a realized gain of $3 million has been recorded in earnings (included in specific items).

Foreign exchange gain on long-term debt

In 2006, the Company recorded no foreign exchange gain or loss on its U.S.-denominated debts, as the Canadian dollar remained stable at $0.858 against the U.S. dollar as at December 31, 2005 and 2006. This compares to a gain of $10 million in 2005. These gains or losses have no impact on the Company’s liquidities.

Provision for income taxes

The recovery of income tax for 2006 amounted to $1 million. In 2006, the tax provision includes a recovery of future tax in the amount of $3 million following the reduction of the federal tax rate. Excluding the impact of specific items, the tax rate would have been approximately 31%.

In addition to this $3 million tax rate reduction impact, another adjustment of $2 million due to this change is recorded in the share of results of significantly influenced companies. The total tax rate adjustment for 2006 is $5 million ($0.06 per share).

The effective tax rate and the current income taxes are affected by the results of certain subsidiaries located in countries where the income tax rate is higher than in Canada, notably Germany and the United States. Starting in the third quarter of 2006, the future tax assets resulting from the tax loss of the French subsidiaries of the Boxboard group are no longer recognized to earnings due to their cumulative amount and the uncertainty of recovery within a reasonable period of time.

Share of results of significantly influenced companies

The share of results of significantly influenced companies is mainly attributable to our 43% interest in Boralex Inc., a Canadian public company and a producer of green and renewable energy with operations in the northeastern United States, Canada and France.

Net earnings

As a result of the foregoing factors, the Company posted net earnings of $3 million, or $0.04 per share, in 2006 versus a loss of $97 million, or $1.19 per share in 2005. However, when excluding certain specific items, net earnings increased to $52 million or $0.64 per share compared with $6 million or $0.07 per share in 2005.

Liquidity and capital resources

Cash flows from operating activities

Operating activities generated $213 million in 2006, as compared to $124 million in 2005. Changes in non-cash working capital components provided funds of $31 million compared to a use of funds of $32 million in 2005. This cash inflow in 2006 is mainly attributable to reduction of inventories and general improvement of our working capital management. During the year, $35 million was paid on the restructuring and closure cost provisions recorded in 2005 and 2006.

Cash flow from operating activities, excluding the change in non-cash working capital components, amounted to $182 million for 2006 or $2.25 per share compared with $156 million or $1.92 per share for the same period in 2005. An amount of $13 million ($0.16 per share) related to closing and restructuring charges has reduced cash flow from operating activities in 2006 as compared with $13 million ($0.16 per share) in 2005. This cash flow measure is important since it enables the Company to pursue its capital expenditures program and reduce its indebtedness.

Investing activities

In 2006, investment activities required total cash resources of $684 million for capital expenditure projects and business acquisitions. Capital expenditures amounted to $110 million and the most important capital projects were: $14 million to add converting equipment in the Boxboard Group’s QSR business, $1 million to build a biological treatment system in Sweden, $4 million to acquire 9,000 hectares of wood lots thereby securing a portion of the wood fiber for one mill of the Containerboard sector, $2 million to complete the upgrade of the Avot-Vallée, France containerboard mill, $2 million to add corrugated equipment at the Vaudreuil containerboard converting plant, $2 million for a new warehouse at the Kingsey Falls plastic plant of the Specialty Products group, $5 million to add converting equipment in the U.S. tissue mills and $8.5 million for the acquisition of the assets of the de-inked pulp mill located in Hagerstown, Maryland in the Tissue group.

The Company also acquired an interest in a Tissue product converting business for an amount of $10 million. This will secure a portion of the volume for the jumbo rolls business.

In order to improve its positioning in the recycled boxboard market, the Company acquired certain assets from the paperboard division of Simkins Industries located in Ridgefield, New Jersey and in New Haven, Connecticut, for $14 million (US $12.5 million). On July 19 and August 7, 2006, the Company also completed the acquisition of the assets of the Caraustar Industries coated recycled boxboard mills located in Sprague, Connecticut and certain assets from the Caraustar Industries coated recycled boxboard mills located in Rittman, Ohio for a total purchase price of $18 million (US $15 million).

On December 29, 2006, the Company completed one of the most important transactions of its history by acquiring the remaining 50% interest in Norampac from Domtar, Inc. The shares purchase price paid amounted to $561 million (including $1 million of transaction costs) which was financed by a public offering of $250 million of common shares and the Company’s bank credit facility. This acquisition will give the Company access to 100% of the cash flow generated by Norampac.

The Company also finalized the allocation of the purchase price of SPB Canada acquired in 2005. The final allocation required a positive adjustment of $3 million to the price paid in 2005.

On September 7, 2006, the Company disposed of its interest in a joint venture of its Boxboard Group for a consideration of $11 million (US $10 million) of which $9 million (US $8 million) was received at closing and $2 million (US $2 million) will be received over the next two years. Until its date of disposal in 2006, this joint-venture contributed $11 million of sales and $1 million of operating income before depreciation and amortization.

Financing activities

In 2006, the Company borrowed $186 million on its revolving facilities following the business acquisitions discussed above. The borrowings were reduced by the proceeds received from the sale of its Fine Papers distribution activities and its interest in a joint venture of its Boxboard Group for a total of $94 million.

On December 29, 2006, in order to finance the Norampac acquisition, the Company issued 18.9 million shares at a price of $13.25 for a net consideration of $242 million including $1 million from the shares issued resulting from the exercise of stock options. Following this common share issuance, the Lemaire family ownership of the Company fell from 38% to 31%.

The Company also redeemed 284,700 of its common shares on the open market, pursuant to a normal course issuer bid for an amount of $3.7 million. Taking into account these transactions and the $13 million in dividends paid out during 2006, financing activities provided $399 million in liquidity.

Liquidity from discontinued operations

On February 28, 2006, the Company sold its fine papers, the distribution activities for a total net consideration of $86 million. The cash flow from operations and working capital requirements, including closure and restructuring cost payments of these activities, required $24 million in liquidity.

Refinancing of debt

On December 29, 2006, in connection with the acquisition of the remaining outstanding common shares of Norampac, the Company completed the refinancing of its $875 million credit facility (including $325 million of Norampac) originally put in place in October 2005 to provide for a new $850 million credit facility consisting of a $650 million 5-year secured revolving credit facility maturing in December 2011, a $100 million secured term facility maturing in October 2012 and a six-month $100 million senior unsecured revolving credit facility which should be converted into the secured revolving facility in 2007. Subject to certain conditions, the Company also has the option to request an increase of the amount of the secured revolving credit facility by an additional amount of up to $150 million. The six-year term facility can be reimbursed without penalty, at the company’s option any time prior to maturity. The Company’s obligations under this new revolving credit facility are secured by all inventory and receivables of Cascades located in North America and by the property, plant and equipment of three of its mills.

Consolidated financial position as at December 31, 2006 and 2005

The Company has the following financial position and ratios:

Balance sheet data as at December 31, (in millions of Canadian dollars)	2006	2005
Working capital (1)	504	594
% of sales (2)	16.3%	16.5%
Bank loan and advances	42	44
Current portion of long-term debt	9	8
Long-term debt	1,657	1,289
Total debt	1,708	1,341
Shareholders’ equity	1,157	897
Total equity and debt	2,865	2,238
Ratio of debt/total equity and debt	59.6%	59.9%
Shareholders’ equity per share	$11.62	$11.10

(1)          Working capital includes accounts receivable plus inventories less accounts payable. It includes discontinued operations but excludes unpaid provision for closure and restructuring costs in the amount of $47 million in 2006 and $55 million in 2005 and the working capital acquired from Norampac on December 29, 2006 in the amount of $94 million and the current future taxes in the amount of $40 million.

(2)          % of sales = LTM Working Capital/LTM Sales.

The liquidity available via the Company’s credit facilities, along with the cash flow generated by the operating activities, will provide the Company with sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which we estimate at approximately $165 million for 2007. The Company had $277 million (net of letter of credit in the amount of $16 million) available under its $850 million revolving credit facility at the end of 2006.

Subsequent event

On January 25, 2007, the Company announced the sale of its 40% interest in GSD Packaging, LLC, a US food pail manufacturing company, to Rock-Tenn Company. The proceeds of this transaction, which amount to US $32 million, will be used to reduce debt.

Comments on the results of the fourth quarter of 2006

The net loss for the fourth quarter ended December 31, 2006 amounted to $46 million ($0.56 per share) compared to a net loss of $104 million ($1.28 per share) for the fourth quarter ended December 31, 2005. When excluding specific items, net earnings for the fourth quarter of 2006 amounted to $13 million ($0.16 per share) compared with net earnings of $1 million ($0.01 per share) for the same quarter in 2005.

As a result of recent business acquisitions, better selling prices and shipments, sales increased by 8% during the fourth quarter of 2006, amounting to $876 million compared with $810 million for the same period last year. Operating losses amounted to $28 million for the period compared to operating losses of $34 million for the same quarter last year.

Operating income from continuing operations excluding specific items amounted to $40 million and excludes the following items: a $40 million pre-tax amount representing the impairment charge on certain assets of the Red Rock, Ontario containerboard mill, and a $12 million pre-tax amount representing severance and other benefits payable following the closures of the Red Rock containerboard mill and the announced closure of the Montréal boxboard converting plant. It also includes a $14 million pre-tax amount representing an impairment charge of the company’s sole North-American sawmill asset (Scierie Lemay). In addition, the 2006 fourth quarter operating results also include a $3 million pre-tax amount representing a refund of countervailing and antidumping duties in relation to the Scierie Lemay operations and a $3 million positive adjustment of post-retirement benefits. Net earnings for the fourth quarter are also impacted by an additional income tax provision in the amount of $2 million following the Norampac acquisition.

Operating income before depreciation and amortization amounted to $13 million compared with $7 million in the fourth quarter of 2005. Excluding the specific items, the operating income before depreciation and amortization stood at $81 million compared with $61 million in 2005, a 33% increase.

Higher volume and selling prices offset the impact of the stronger Canadian dollar. The Company’s actions regarding less-performing assets also contributed to the increased profitability in the fourth quarter of 2006.

Outlook

Cascades
2007 Issues and potential developments

•                  Integration of acquisitions

•                  Continuous optimization of asset base

•                  Deleveraging of balance sheet

Overall, we continue to remain cautious in regards to our expectations for the next few months, given the volatility of energy prices and the recently observed upward trend in fiber prices. However, we intend to continue building a stronger Cascades by focusing our efforts on the successful integration of recent acquisitions, maintaining our focus on less-performing assets and deleveraging our balance sheet while keeping an eye out for potential value-creating acquisition opportunities.

Packaging

BOXBOARD
2007 Issues and potential developments

•                  Continuous optimization of manufacturing assets, both in North America and Europe

•                  CRB price increase implementation in North America

•                  Status of the indefinitely shut pulpmill and sawmill operations

In North America, in 2007, the Boxboard Group expects to benefit from the recent acquisition of the Versailles mill from Caraustar, from the acquisitions of certain assets, as well as from the implementation of price increases on recycled grades. The Group will remain focused on the integration of the newly acquired mill and the optimization of its production across its North American facilities in order to increase synergies. In addition, the Group will closely monitor the situation of its indefinitely shut pulpmill and sawmill, which could lead to further actions. In Europe, given fierce competition and high energy prices, the Group continues to anticipate challenging market conditions in both the virgin and the recycled grades, despite the announced price increases in the latter market. In this context, the Group will continue to focus on its less-performing assets, namely Blendecques and La Rochette, France. However, the results of the first quarter of 2007 may be impacted by a boiler failure which occurred at the end of the fourth quarter of 2006 which led to a complete shutdown of the Toronto mill in January. The Company is working closely with its insurance adviser while it is impossible to evaluate, at this time, the outcome of this situation.

Packaging

CONTAINERBOARD (NORAMPAC)
2007 Issues and potential developments

•                  Market management of supply/demand balance (level of inventories)

•                  OCC pricing and woodchip situation on the West Coast

•                  Status of the indefinitely shut of Red Rock mill

In 2007, the Containerboard Group expects to benefit from the current favorable pricing environment while maintaining the right balance between production and inventory levels. However, the Group anticipates a continuously strong competition against its Canadian box plant operations. Nevertheless, it will focus on completing the optimization of its box plant production system while particularly focusing on achieving full potential at its three converting plants acquired from SPB Canada. On the cost side, it expects to be negatively impacted by increasing OCC prices (old corrugated containers) during the first months of 2007. At the strategic level, the Group may explore selective growth opportunities in the United States in order to gain a better geographical balance between its production and customer base and also with the goal of achieving logistical gains. Also, the Group will continue reviewing the situation of its Red Rock linerboard mill.

Packaging

SPECIALTY PRODUCTS
2007 Issues and potential developments

•                  Continue refocusing of activities

•                  Integration and optimization of recovery operations

•                  Potential strategic acquisitions

In 2007, the Speciality Products Group intends to continue to take advantage of its favourable positioning in niche markets while increasing its integration with other business segments of Cascades. It will continue its research and development efforts and is committed to new product development while bringing to market new innovative and cost-effective packaging solutions. Having assumed the management of all specialized fine papers operations within the Company, the Group will continue tho implement of its cost reduction program at the St-Jérôme mill while expanding and promoting its line of environmentally friendly recycled-content fine papers. Finally, the Specialty Products group will seek to expand and optimize its waste paper recovery and processing activities, through the operations of Metro Waste.

Tissue
2007 Issues and potential developments

•                  Level of competition in the Canadian retail market

•                  Virgin pulp and SOP pricing

•                  Optimization of converting operations and potential expansion at both the manufacturing and converting levels

Overall, the Tissue Group anticipates that market conditions will remain relatively favourable as the new capacities in the US should be well absorbed by the growing demand. In fact, the Group’s operations are expected to benefit from an upward selling pricing environment as price hikes are currently being implemented in some of its sub-segments. On the cost side, the Group acknowledges upward pricing pressures for virgin pulp and sorted office papers. Strategically, the Group will continue its development of higher-end products, try to leverage the favourable market positioning of its environmentally friendly products and mainly invest in its converting operations. Finally, the Group may consider acquisition opportunities and the expansion of its manufacturing capacity.

Evolution of credit ratings

Cascades’s outstanding Senior Notes have been rated by Dominion Bond Rating Service (“DBRS”), by Moody’s Investor Service Inc. (“Moody’s”) and by Standard & Poor’s Corporation (“S&P”).

The following table reflects the Company’s Secured debt rating/ Corporate rating/Unsecured debt rating at the date of the approval of this MD&A by the Board of Directors and their evolution compared to past years:

Credit Rating	Moody’s	Standard & Poor’s	DBRS (Unsecured debt only)
2004	Ba1/Ba2/Ba3 (stable)	BBB-/BB+/BB + (negative)	not rated
2005	Ba1/Ba2/Ba3 (stable)	BB+/BB/BB - (negative)	BBB (low) (negative)
2006 and January 2007	Baa3/Ba2/Ba3 (stable)	BB+/BB/BB (stable)	BB (high) (stable)

Capital stock information

As at December 31, 2006, the capital stock issued and outstanding consisted of 99,533,654 common shares (80,818,540 as at December 31, 2005). As at December 31, 2006, 2,315,391 stock options were issued and outstanding (2,115,167 as at December 31, 2005). During the year, 131,229 options were exercised and 85,963 were forfeited. In addition, the Company issued 417,416 options at an exercise price of $11.49.

Contractual obligations and other commitments

The Company’s principal contractual obligations and commercial commitments relate to outstanding debt, operating leases, capital leases and purchase obligations for its normal business operations. The following table summarizes these obligations as at December 31, 2006:

Contractual obligations

Payment due by period (in millions of dollars)	Total	Year 2007	Years 2008 and 2009	Years 2010 and 2011	Thereafter
Long-term debt	1,659	4	6	459	1,190
Capital lease	8	6	2	—	—
Operating lease	206	42	68	47	49
Purchase obligations	484	163	159	86	76
Legal settlement	12	—	5	5	2
Total contractual obligations	2,369	215	240	597	1,317

Transactions with related parties

The Company has also entered into various agreements with its joint ventures, significantly influenced companies and entities controlled by one or more directors for the supply of raw materials, including recycled paper, virgin pulp and energy, supply of unconverted and converted products, sale and lease of equipment and other agreements in the normal course of business. The aggregate amount of sales from the Company to its joint ventures and other affiliates was $82 million and $83 million for 2005 and 2006, respectively. The aggregate amount of sales from the joint ventures and other affiliates to the Company was $53 million and $60 million for 2005 and 2006, respectively. The aggregate amount of sales from entities controlled by one or more of our directors to us was $7 million and $7 million for 2005 and 2006, respectively. The previous figures include 100% of the joint ventures interest.

Off-balance sheet arrangements

In the normal course of business, the Company finances certain of its activities off-balance sheet through leases. The Company enters into operating leases for buildings and equipment. Minimum future rental payments under these operating leases, determined as at December 31, 2006, are included in the contractual obligations table above.

Critical accounting policies

Some of the Company’s accounting policies require significant estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.

Impairment of tangible assets

At least annually, we assess whether there has been a permanent impairment in the value of assets. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the asset as of the assessment date. Estimates of future cash flows and fair values require judgment and may change.

Valuation of identifiable intangible assets and goodwill

Business acquisitions are accounted for under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. While an expert may be employed to assist the Company with these matters, these types of determinations involve considerable judgment and often involve the use of estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations affect the amount of amortization expense recognized in future periods. The Company reviews the carrying values of all identifiable intangible assets and goodwill when certain conditions arise to determine whether any impairment has occurred.

Income taxes

The Company is required to estimate the income taxes in each of the jurisdictions in which it operates. This includes estimating a value for existing net operating losses based on the Company’s assessment of its ability to utilize them against future taxable income before they expire. If the Company’s assessment of its ability to use the net operating losses proves inaccurate in the future, more or less of the net operating losses might be recognized as assets, which would increase or decrease the income tax expense, and consequently affect the Company’s net earnings in the relevant year.

Pension and post-retirement benefit costs

Pension and post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by the Company to actuaries, including discount rates, expected returns on plan assets, rates of compensation increases and medical cost inflation. In selecting the rates and returns, the Company is required to consider current market conditions, including changes in interest rates. Material changes in pension and post-retirement benefit costs may occur in the future, resulting from fluctuations in headcount in addition to changes in the assumptions.

Environmental cleanup costs

The Company expenses environmental expenditures related to existing conditions caused by past or current operations and from which no future benefit is discernible. The Company’s estimated environmental remediation costs are based upon an evaluation of currently available facts with respect to each individual site, including the results of environmental studies and testing, and considering existing technology, applicable laws and regulations, and prior experience in remediation of contaminated sites. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Company determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. The contingencies take into account the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. Actual costs to be incurred in future periods at the identified sites may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. Future information and developments may require the Company to reassess the expected impact of these environmental matters.

Collectibility of accounts receivable

In order to record its accounts receivable at their net realizable value, the Company must assess their collectibility. A considerable amount of judgment is required in order to make this assessment, including a review of the aging of its receivables and the current creditworthiness of each customer. The Company has recorded allowances for receivables that it feels are uncollectible. However, if the financial condition of the Company’s customers were to deteriorate, their ability to make required payments may become further impaired, and increases in these allowances would be required.

Introduction of new accounting policies in 2006

No new accounting policies were adopted in 2006

New accounting policies not yet adopted

Financial instruments, hedging, equity and comprehensive income

In January 2005, the CICA published four new sections: Section 1530, “Comprehensive Income”; Section 3251, “Equity”; Section 3855, “Financial Instruments — Recognition and Measurement”; and Section 3865, “Hedges”. These new standards regarding recognition and measurement of financial instruments, hedging and comprehensive income have been issued to allow harmonization with the generally accepted accounting principles already used in the United States (U.S. GAAP). These new standards will be adopted by the Company as of January 1, 2007. The application of these standards does not have a material impact on the financial position or results of operation of the Company.

Accounting changes

In July 2006, the CICA revised the existing Section 1506, “Accounting Changes”. The revised standard established criteria for changing policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The revised standard will be applied to accounting changes initiated in periods beginning after January 1, 2007.

Capital disclosures

In December 2006, the CICA published a new section: Section 1535, “Capital Disclosures”. This new standard established disclosure requirements about capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such noncompliance. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

Financial instruments — disclosures and presentation

In December 2006, the CICA published two new sections: Section 3862, “Financial Instruments — Disclosures” and Section 3863, “Financial Instruments — Presentation”. These new standards replace Section 3861, “Financial Instruments — Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

Environmental issues

The Company is subject to environmental laws and regulations imposed by the various governmental and regulatory authorities in all the countries where it operates. The Company is also subject to the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, as well as other applicable legislation in the United States, Canada and Europe that holds companies accountable for the investigation and remediation of hazardous substances.

The Company is in compliance, in all material respects, with all applicable environmental legislation or regulations. However, ongoing capital and operating expenses are expected to be incurred to achieve and maintain compliance with applicable environmental requirements.

The Company’s European subsidiaries are also subject to the Pre-Kyoto protocol in order to reduce world-wide CO2 emission. Each unit has been allocated emission rights based on its 2002 emission level (“CO2 quota”). On a yearly calendar basis, if the emissions are higher than the quota, the Company must buy, on the open market, the necessary credits to cover its deficit. However, if the Company has a credit surplus, it can sell it on the open market for cash settlement. The Company is still focussing on reducing its CO2 emission and in 2006 and 2005 some of our European subsidiaries were in a surplus credit position and sold 56,500 tons of CO2 credits (29,500 in 2005) on the open market for an amount of €0.8 million (€0.6 million in 2005). This amount was recorded in earnings. The same regulations should be implemented in Canada starting in January 2008. However, at this time, it is impossible to evaluate the impact on the Canadian company’s units as quotas are not yet defined.

Effectiveness of disclosure procedures and controls

The Company evaluated the effectiveness of its disclosure controls and procedures, supervised by and with the participation of the President and Chief Executive Officer and the Vice-President and Chief Financial Officer as of December 31, 2006. They concluded that, based on this evaluation, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its financial statements. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have evaluated whether there were changes to its ICFR during the most recent period ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, Company’s ICFR. No such changes were identified through their evaluation.

Risk management

The Company is exposed to certain market risks as part of its ongoing business operations, including risks from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact the Company’s financial position, results of operations and cash flows. The Company manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. The Company uses these derivative financial instruments as risk management tools and not for speculative investment purposes.

Interest risk

The Company’s principal interest rate risks relate to outstanding debt obligations. As of December 31, 2006, approximately 34% (26% in 2005) of its long-term debt accrued interest at floating rates. A 1% change in the interest rates applicable to its actual variable rate debt would have approximately a $5.6 million effect on the interest expense.

The Company holds certain interest rate swap agreements not designated as hedges. These agreements, maturing from 2008 to 2012, have been contracted to fix interest at a weighted average rate of 8.23% on a notional amount of US $5.2 million. As at December 31, 2006, these agreements are recorded as liabilities at their fair value of $0.4 million (2005 — $0.4 million). In April 2004, the Company has entered into interest rate swaps maturing in 2013. These contracts are designated as hedges of the change in fair value of a portion of the Company’s long-term debt. Accordingly, the interest rate went from a fixed rate of 6.75% to an average floating rate paid in 2006 of 7.50% (2005 — 6.23%) for a notional amount of US $50 million. As at December 31, 2006, the fair value of these instruments represented an unrealized loss of $2.4 million (2005 — unrealized gain of $1.1 million).

Foreign currency risk

The Company is exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of our foreign subsidiaries, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. A significant portion of the Company’s debt is denominated in foreign currencies and so is exposed to foreign currency risks related to interest on this debt and its repayment. The Company is also exposed to exchange rate risks when its sales are in foreign currencies and its costs are not. Fluctuations in exchange rates may adversely affect its ability to compete with non-local producers as well as to export its products. The Company’s objective is to minimize its exposure to these risks through its normal operating activities and, where appropriate, through foreign currency forward contracts. Our policy is to negotiate forward exchange contracts that can cover up to 50% of the net exposure to currency fluctuations for periods of 12 to 18 months. In 2006, approximately 30% of the Company’s total sales from its Canadian operations were made to the United States. Gains and losses arising from these contracts are applied to earnings only when they are realized. The fair value of these contracts represented unrealized losses of $0.6 million as of December 31, 2006 (unrealized gains of $1.5 million as of December 31, 2005).

Credit risks

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, the Company’s credit policies include an analysis of the financial position of its customers and a regular review of their credit limits. The Company believes there is no particular concentration of credit risks, due to the geographic diversity of its customers and its procedures for the management of commercial risks. Derivative financial instruments include an element of credit risk, should the other party be unable to meet its obligations. The Company reduces this risk by dealing with creditworthy financial institutions.

Commodity price risk

The Company entered into various derivative financial instruments whereby it sets the price for notional quantities of old corrugated containers, electricity, natural gas and unbleached 42-lb. kraft linerboard. In 2005 and in 2006, gains and losses arising from electricity contracts and natural gas contracts are applied to earnings only when they are realized, whereas all other types of contracts are accounted for at fair value. The fair value of these contracts represented unrealized gains of $0.7 million as of December 31, 2006 ($10.9 million as of December 31, 2005).

Additional information on our North American natural gas and electricity hedging programs, considering the recent acquisitions and closures, is as follows:

North American natural gas hedging

	United States		Canada
Natural gas consumption		41%	59%
% of consumption hedged		34%	87%
Average price – hedge book	US$	7.99/MMBtu	$6.17/GJ

North American electricity hedging

	United States		Canada
Electricity consumption		25%	75%
Electricity consumption in a regulated market		51%	24%
% of consumption hedged in a deregulated market		26%	10%
Average price – hedge book	US$	0.036/KWh	$0.018/KWh

Supplemental information on non-GAAP measures

Neither operating income before depreciation and amortization, operating income, cash flow from operations or cash flow from operations per share are measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP, excluding the change in working capital components, and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above-mentioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined as items such as charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP, is reconciled below to operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	2006	2005	2004
Net earnings (loss)	3	(97)	23
Net loss from discontinued operations	5	74	7
Share of results of significantly influenced companies	(8)	(7)	(2)
Provision for (recovery of) income taxes	(1)	(9)	7
Loss on long-term debt refinancing	—	—	1
Foreign exchange gain on long-term debt	—	(10)	(18)
Gain on financial derivative instruments	—	(2)	—
Interest expense	82	78	73
Operating income	81	27	91
Specific items:
Unusual gains	(4)	(10)	(4)
Impairment loss on property, plant and equipment	61	47	18
Closure and restructuring costs	20	18	—
Unrealized loss (gain) on commodity derivative financial instruments	(5)	8	(2)
	72	63	12
Operating income – excluding specific items	153	90	103
Depreciation and amortization	163	172	157
Operating income before depreciation and amortization - excluding specific items	316	262	260

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (1)			Net earnings per share (1)
(in millions of Canadian dollars, except amount per share)	2006	2005	2004	2006	2005	2004
As per GAAP	3	(97)	23	0.04	(1.19)	0.28
Specific items:
Impairment loss on property, plant and equipment	61	47	18	0.54	0.39	0.15
Closure and restructuring costs	20	18	—	0.18	0.15	—
Unusual gains	(4)	(10)	(4)	(0.02)	(0.10)	(0.03)
Unrealized loss (gain) on commodity derivative financial instruments	(5)	8	(2)	(0.05)	0.07	(0.02)
Gain on financial derivative instruments	—	(2)	—	—	(0.03)	—
Foreign exchange gain on long-term debt	—	(10)	(18)	(0.02)	(0.10)	(0.19)
Loss on long-term debt refinancing	—	—	1	—	—	0.01
Included in discontinued operations	4	96	—	0.03	0.83	—
Adjustment of statutory tax rate	(5)	4	—	(0.06)	0.05	—
Tax effect on specific items	(22)	(48)	(2)
	49	103	(7)	0.60	1.26	(0.08)
Excluding specific items	52	6	16	0.64	0.07	0.20

(1)          Specific amounts per share are calculated on an after-tax basis.

The following table reconciles the net cash provided by operating activities to operating income and operating income before depreciation and amortization:

(in millions of dollars)	2006	2005	2004
Cash flow provided by operating activities	213	124	166
Changes in non-cash working capital components	(31)	32	6
Depreciation and amortization	(163)	(172)	(157)
Current income taxes	34	21	21
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	82	78	73
Unusual gains	4	10	4
Impairment loss on property, plant and equipment	(61)	(47)	(18)
Closure and restructuring costs	(3)	(5)	—
Unrealized loss (gain) on derivative financial commodity instruments	5	(8)	2
Gain on derivative financial instruments	—	(2)	—
Other non-cash adjustments	1	(4)	(6)
Operating income from continuing operations	81	27	91
Depreciation and amortization	163	172	157
Operating income before depreciation and amortization	244	199	248

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations			Cash flow from operations per share
(in millions of dollars, except amounts per share)	2006	2005	2004	2006	2005	2004
Cash flow provided by operating activities	213	124	166
Changes in non-cash working capital components	(31)	32	6
Cash flow from operations	182	156	172	2.25	1.92	$2.11
Specific items:
Closure and restructuring costs, net of current income tax	13	13	—	0.16	0.16	—
Excluding specific items	195	169	172	2.41	2.08	$2.11

Additional information

Additional information relating to the Company, including the AIF, is available on SEDAR at www.sedar.com